Exhibit 99.1

ELBIT IMAGING ANNOUNCES DATA MONITORING COMMITTEE
RECOMMENDS CONTINUATION OF PHASE III
STUDY OF STEMEX®, A CORD BLOOD STEM CELL PRODUCT, FOR
LEUKEMIA AND LYMPHOMA

STEMEX STUDY IS ENROLLING PATIENTS AT CORD BLOOD TRANSPLANT
CENTERS IN THE U.S., SPAIN, ITALY, HUNGARY AND ISRAEL.

Tel Aviv, Israel, February 10, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”  “Company”) announces that its associated company (approximately 28% holding on a fully diluted basis), Gamida Cell Ltd. (“Gamida Cell”) through the Gamida-Teva Joint Venture (JV) announced today that the Data Monitoring Committee (“DMC”) has independently reviewed preliminary data from the pivotal registration, Phase III clinical trial of StemEx (called ExCell) and has recommended that the JV continue to enroll patients in this study. The next data analysis is anticipated to take place during the second quarter of 2010. StemEx is being evaluated as a therapeutic treatment for adolescents and adults with blood cancers such as leukemia and lymphoma, who cannot find a family related matched bone marrow donor.

The DMC’s primary charge is to ensure that the study is conducted in an ethical manner that does not expose participants to undue risk.  In addition, the DMC monitors the quality and overall conduct of the study and assesses whether to recommend that the sponsor modify or terminate an ongoing study, or whether to request further information for review. The DMC for the Phase III StemEx study, comprised of an independent group of medical and scientific experts, reviewed safety and efficacy data from participating sites to assess treatment benefit (or harm) to study participants. The DMC had no safety concerns and recommended that accrual on the study continue.

Dr. Yael Margolin, President and Chief Executive Officer of Gamida Cell, commented: “This is another important milestone that the DMC has reviewed the data and recommended continuing the phase III study of StemEx.  With this green light, we shall continue enrolling patients in the trial with plans to bring StemEx to the market in 2011. We also hope that today’s news will help to increase awareness of StemEx as an investigational treatment amongst patients with leukemia and lymphoma to consider in consultation with their physician.”

StemEx is a graft of an expanded population of stem/progenitor cells, derived from part of a single unit of umbilical cord blood and transplanted by IV administration along with the remaining unit of non-manipulated cells. The ExCell study is currently enrolling adolescents and adults with high-risk hematologic malignancies, at clinical sites in the U.S., Italy, Spain, Hungary and Israel. (www.stemexstudy.com and http://www.clinicaltrials.gov )

About Gamida Cell
Gamida Cell Ltd. is a world leader in stem cell expansion technologies and therapeutic products. The company is developing a pipeline of products in stem cell transplantation and in tissue regeneration to effectively treat debilitating and often fatal illnesses such as cancer, hematological, autoimmune and ischemic diseases. Gamida Cell’s therapeutic candidates contain populations of adult stem cells, selected from non-controversial sources such as umbilical cord blood, which are expanded in culture. Gamida Cell was successful in translating these proprietary expansion technologies into robust and validated manufacturing processes under GMP.  Gamida Cell’s flagship product, StemEx, is now being studied as a therapy, for patients with blood cancers who cannot find a family related matched bone marrow donor, in an international phase III trial at leading transplant centers in the U.S., Europe and Israel. StemEx has orphan drug designation in the U.S. and in Europe with 7-10 years market exclusivity, in addition to long term patent protection. It is also expected to be among the first allogeneic cell products to reach the market in 2011. Gamida Cell’s current shareholders include: Elbit Imaging, Biomedical Investment, Israel Healthcare Venture, Teva Pharmaceutical Industries, Amgen, Denali Ventures and Auriga Ventures. For more information, please visit: www.gamida-cell.com.  For information regarding the ExCell study: www.stemexstudy.com.

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form  20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact: Dudi Machluf Chief Executive Officer (Co-CEO) Tel:+972-3-6086024 dudim@elbitimaging.com	Investor Contact: Mor Dagan Investor Relations Tel:+972-3-516-7620 mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054